As filed with the United States Securities and Exchange Commission on December 15, 2020
Registration No. 333-149397
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
MARKS AND SPENCER GROUP P.L.C.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer’s name into English)
England and Wales
(Jurisdiction of incorporation or organization of issuer)
DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
Corporation Service Company
19 West 44th Street, Suite 200
New York, New York 10036
(800) 927-9801

(Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:	□	immediately upon filing.
	□	on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box: □
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two ordinary shares, nominal value 25 pence each, of Marks and Spencer Group p.l.c.	n/a	n/a	n/a	n/a

*   Each unit represents one American Depositary Share.
**     Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS
PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Form of Amendment No. 2 to the Deposit Agreement filed as Exhibit (a)(3) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and incorporated herein by reference.
Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED
CROSS REFERENCE SHEET
Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt - top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – top center

	(ii)	The procedure for voting the deposited securities	Paragraph 12

	(iii)	The procedure for collecting and distributing dividends	Paragraphs 2, 7, and 10

	(iv)	The procedure for transmitting notices, reports and proxy soliciting material	Paragraphs 6, 8, 11, and 12

	(v)	The procedure for sale or exercise of rights	Paragraphs 10, 11 and 12

	(vi)	The procedure for deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs 3, 4, 10 and 13

	(vii)	The procedure for amendment, extension or termination of the deposit agreement	Paragraphs 16 and 17 (no provisions for extensions)

	(viii)	The procedure for rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph 8

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs 1, 2, 3, 4, 5, 6, 7 and 18

	(x)	Limitation on the depositary’s liability	Paragraphs 4, 5, 14 and 18

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Paragraph 7

Item 2. AVAILABLE INFORMATION			Paragraph 8

Marks and Spencer Group p.l.c. furnishes the United States Securities and Exchange Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such public reports and documents are made available in accordance with Rule 12g3-2(f) under the Exchange Act.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS
(a)(1)
Form of Deposit Agreement dated March 19, 2002 (the "Deposit Agreement") among Marks and Spencer Group p.l.c. (the "Company"), JPMorgan Chase Bank, as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder to which the Supplemental Agreement relates. – Previously filed as Exhibit (a)(1) to Registration Statement No. 333-149397 and incorporated herein by reference.

(a)(2)
Form of Supplemental Agreement No. 1 (the  "Supplemental Agreement") among Marks and Spencer Group p.l.c. and Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), including the form of American Depositary Receipt. – Previously filed as Exhibit (a)(2) to Registration Statement No. 333-149397 and incorporated herein by reference.

(a)(3)	Form of Amendment No. 2 to the Deposit Agreement (including the form of American Depositary Receipt), dated as of , 2020 – Filed herewith as Exhibit (a)(3).
(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.
(d)
Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Previously filed as exhibit (d) to Registration Statement No. 333-149397 and incorporated herein by reference.

(e)	Certification under Rule 466. – Not applicable
(f)	Powers of Attorney for certain officers and directors of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS
(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, dated as of March 19, 2002 and as amended to date, by and among Marks and Spencer Group p.l.c., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F‑6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 15, 2020.

Legal entity created by the Deposit Agreement, as amended, for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing a specified number of ordinary shares of Marks and Spencer Group p.l.c.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Kelvyn Correa
	Name:	Kelvyn Correa
	Title:	Director

By:	/s/ Michael Tompkins
	Name:	Michael Tompkins
	Title:	Director

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Marks and Spencer Group p.l.c. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom on December 15, 2020.
Marks and Spencer Group p.l.c.

By:	/s/ Steve Rowe
	Name:	Steve Rowe
	Title:	Chief Executive Officer and Executive Director

POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints each of Steve Rowe and Archie Norman, each in their individual capacity, his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him/her and his/her name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this registration statement, to sign any registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to cause the same to be filed with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises as fully and to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all facts and things that said attorney-in-fact and agent, or his substitute may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on December 15, 2020

Signatures	Capacity

Chairman
Archie Norman

/s/ Steve Rowe	Chief Executive Officer and Executive Director
Steve Rowe	(principal executive officer)

/s/ Eoin Tonge	Chief Financial Officer and Executive Director
Eoin Tonge	(principal financial officer and principal
accounting officer)

/s/ Andy Halford	Senior Independent Director
Andy Halford

/s/ Andrew Fisher, OBE	Non-Executive Director
Andrew Fisher, OBE

/s/ Justin King, CBE	Non-Executive Director
Justin King, CBE

Non-Executive Director
Pip McCrostie

/s/ Tamara Ingram	Non-Executive Director
Tamara Ingram

/s/ Sapna Sood	Non-Executive Director
Sapna Sood

General Counsel and Company Secretary
Nick Folland

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the undersigned in the city of Newark, Delaware on December 15, 2020.
Puglisi & Associates, as Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director

INDEX TO EXHIBITS
Exhibit Number
(a)(3)	Form of Amendment No. 2 to the Deposit Agreement